Exhibit 99.1
Shinhan Financial Group 2013 1H Business Results to be released on July 30, 2013

Shinhan Financial Group will release its 2013 1H business results on July 30, 2013 (3:30 pm, Seoul local time). The earnings presentation materials will be posted on our website, http://www.shinhangroup.com.